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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nordic Aviation Capital Places Firm Orders for Four E190 jets

Farnborough, UK, July 11, 2016 – Embraer announced today, at the Farnborough Airshow 2016, that Nordic Aviation Capital (NAC) has placed a firm order for four E190 aircraft. The four new E190s were included in Embraer’s 2016 second-quarter backlog and have an estimated value of USD 199 million, based on Embraer’s list prices. These new aircraft will join the other 69 E-Jets currently managed by NAC worldwide.

“This order from NAC validates our vision about how modern and attractive the E190 is by industry standards,” said John Slattery, President & CEO, Embraer Commercial Aviation. “E-Jets are a very flexible tool, with a wide range of applications, which make them very appealing for lessors.”

As an example, NAC recently delivered one E190 to BA CityFlyer, in the UK, on lease. This brings to two the total number of aircraft that NAC currently has on lease with the British airline.

“The E-Jets market acceptance in general, and of the E190 in particular, is very, very good,” said Søren M. Overgaard as CEO. “As leader in the lessor arena, we are always looking for the best aircraft to fulfill our customer’s operational needs and the E190, because of its compelling economics, passenger comfort and reliability, is the right aircraft.”

Embraer is the world’s leading manufacturer of commercial jets up to 130+ seats. The Company has 100 customers all over the world operating the ERJs and the E-Jets families of aircraft. Only for the E-Jets program, Embraer has logged more than 1,700 orders and over 1,200 deliveries, with the E-Jets redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About NAC

NAC is the industry’s leading regional aircraft lessor serving over 70 airline customers in 45 countries.The company provides aircraft to well-established carriers such as Air Canada, British Airways, LOT, Air Berlin, Azul, Garuda, Flybe, HOP!, air Baltic and Olympic Air as well as major regional carriers including Air Nostrum, Widerøe, Jet Time, Etihad Regional, Binter and Air KBZ. NAC’s current fleet of over 300 owned and 37 managed aircraft includes, ATR 42, ATR 72, Bombardier Dash 8, CRJ900, CRJ1000, E170, E 175, E190 and E195. In addition, the group has a further 68 aircraft on firm order. NAC is the largest owner and lessor of both ATR and Bombardier aircraft in the world.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	press@embraer.com.br Cell: +11 94254 4017 Tel.: +11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since the E-Jets entered revenue service in 2004, Embraer has received more than 1,700 firm orders for this aircraft family. More than 1,200 have been delivered.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	press@embraer.com.br Cell: +11 94254 4017 Tel.: +11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer